GEORESOURCES, INC.

110 Cypress Station Drive, Suite 220

Houston, Texas 77090

Telephone: (281) 537-9920

Facsimile: (281) 537-8324

February 8, 2012

VIA FACSIMILE AND EDGAR

H. Roger Schwall

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	REQUEST FOR ACCELERATION

GeoResources, Inc.

Registration Statement on Form S-3

Filed: December 22, 2011 and amended February 8, 2012

File No. 333-178710

Dear Mr. Schwall:

Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, GeoResources, Inc. (the “Company”) hereby respectfully requests that the effectiveness of the above-referenced registration statement on Form S-3 (the “Registration Statement”) be accelerated to 4:00 p.m., Washington D.C. time, on February 10, 2012, or as soon thereafter as practicable.

The Company is aware of and accepts its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934. The Company hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company requests that it be notified of the effectiveness of the Registration Statement by telephone call to its counsel Reid A. Godbolt of Jones & Keller, P.C. at (303) 573-1600.

Please direct any questions regarding this acceleration request to Mr. Godbolt.

Very truly yours, GEORESOURCES, INC.

By:	/s/ Howard E. Ehler
Name: Title:	Howard E. Ehler Principal Accounting Officer

cc:	Jones & Keller, P.C.

Attn: Reid A. Godbolt